P.O. Box 49330 Bentall Station
Suite 1600 – 1055 Dunsmuir Street
Vancouver, British Columbia, Canada, V7X 1P1

April 8, 2005

VIA COURIER AND FACSIMILE: (202) 942-9528

Mr. H. Roger Schwall
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.
20549-0405

Re:	Placer Dome Inc. (“Placer Dome”) Form 40-F for the year ended December 31, 2004, Filed March 4, 2005 File No. 001-09662

Dear Mr. Schwall:

In response to your letter of March 29, 2005 related to our Form 40-F for the year ended December 31, 2004 (the “40-F”) and to the Financial Statements — Note 20(d), Supplementary Information (Reconciliation of net earnings between the U.S. and Canadian basis) contained therein, we confirm that the estimates for the reserves for the South Deep mine meet the standards of Industry Guide 7.

Placer Dome’s 2004 reserve estimates for the South Deep mine are based on work carried out in July 2004 by Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. (“SRK”), an independent international engineering firm experienced in this area. SRK acted as an expert for the reserve determination at the South Deep mine in July 2004 and was named as the Qualified Person for that disclosure, as required pursuant to Canadian securities regulation NI 43-101, in our press release relating to South Deep’s reserves and resources filed under Form 6-K on August 5, 2004, a copy of which is enclosed herewith.

Placer Dome’s 2004 year end disclosure of the South Deep reserves represents a reserve estimate based on the depletion of the July 2004 estimate to account for the mine production during the latter half of the year.

With respect to your closing comments, we acknowledge that:

•	Placer Dome is responsible for the adequacy and accuracy of the disclosure in the 40-F filing;

TEL (604) 682-7082          FAX (604) 682-7092
WEB www.placerdome.com

A member of the Placer Dome Group

CONTINUED Page 2

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 40-F filing; and

•	Placer Dome may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your letter also requested a contact for technical questions about our reserves. We advise that Mr. Alfred Hills, PEng., Vice-President, Evaluations (604-661-1923) is the appropriate contact for these matters.

Should you have any further questions or comments related the foregoing or other matters set out in Placer Dome’s 40-F, please do not hesitate to contact the undersigned or Mr. Bruce Nicol, Vice-President and Controller (604-661-3728).

Yours truly,

PLACER DOME INC.

Rex J. McLennan
Executive Vice-President and CFO

Enclosure

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

FORM 51-102F3
Material Change Report

Item 1.     Name and Address of Company

                  PLACER DOME INC.
                  Suite 1600 – 1055 Dunsmuir Street
                  Vancouver, BC V7X 1P1

Item 2.     Date of Material Change

                  July 29, 2004

Item 3.     News Release

                  A news release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on July 29, 2004.

Item 4.     Summary of Material Change

                  Placer Dome Inc. announced updated mineral resource and mineral reserve estimates at the South Deep mine in South Africa.

Item 5.     Full Description of Material Change

                  Placer Dome Inc. announced updated mineral resource and mineral reserve estimates at the South Deep mine in South Africa. A qualified person employed by the Placer Dome Western Areas Joint Venture (PDWAJV), which is 50% owned by Placer Dome, prepared the mineral resource estimate. Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. (“SRK Consulting”) were retained by the PDWAJV to review the mine’s mineral reserve estimation process and a representative of SRK Consulting has acted as the Qualified Person for the updated mineral reserve estimate.

                  At June 30, 2004, Placer Dome’s share of proven and probable gold mineral reserves is estimated at 27.9 million ounces. This estimate is largely unchanged from the proven and probable gold mineral reserves reported at December 31, 2003. Placer Dome’s share of measured and indicated gold mineral resources, based on a 5g/t cut-off, is estimated at 37.5 million ounces, inclusive of mineral reserves. This is a reduction of approximately 22% from measured and indicated gold mineral resources, inclusive of mineral reserves, at December 31, 2003. The updated estimates were prepared using a gold price of $325 per ounce, an exchange rate of 8.75 rand per U.S. dollar and include a cost for the South African government’s proposed royalty.

In completing its review, SRK Consulting has determined that additional geological modeling at South Deep is advisable, and the mineral reserve estimate has been qualified accordingly. SRK Consulting is of the view that additional geological modeling would improve the understanding of the Phase 1 mine mineral resource estimate and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules.

                  Accordingly, the mine will continue work to improve the mineral resource and mineral reserve estimation to address the qualifying issues raised by SRK Consulting. This is consistent with the ongoing mineral resource estimation process of the mine and its strategy to optimize the operation. Additional geological modeling, changes in economic assumptions and the long-term cost structure of the mine may impact future mineral reserve and mineral resource estimates. It is expected that this work will be completed for Placer Dome’s year-end 2005 disclosure.

                  The mine continues to complete its near-term mine plan taking into consideration the current cost environment, the completion of the shaft system and the impacts of the newly enacted Mineral and Petroleum Resources Development Act. It is expected that production rates over the next two years will be similar to those of 2004.

	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.	Recovery
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t )	(000s)	(%) (1)
South Deep (50%)	6,517	9.5	1,989	104,683	7.7	25,919	111,200	7.8	27,908	97%

	Measured mineral resources			Indicated mineral resources			Total measured and indicated mineral resources
	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.	Tonnes	Grade	Contained oz.
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t )	(000s)
South Deep (50%)	8,403	10.8	2,925	109,544	9.8	34,620	117,947	9.9	37,546

(1)	The mineral reserves and mineral resources are estimated as at June 30, 2004 using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce. The mineral resources are inclusive of mineral reserves.
(2)	The mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of H.G. Waldeck, Partner and Principal Mining Engineer of SRK Consulting and Adrian Adams, Chief Geologist of the PDWAJV, respectively, who are Qualified Persons as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. H.G. Waldeck and Adrian Adams have verified the underlying data as appropriate in their professional opinions (including sampling, analytical and test data).
(3)	Cut-off grades can vary depending on rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted as a range to reflect the variability of these parameters. The range of cut-off grades for South Deep is 5.00 to 7.40 grams per tonne for mineral reserve estimates. A cut-off grade of 5.00 grams per tonne was used for mineral resource estimates.
(4)	For further information regarding Placer Dome’s mineral reserve and mineral resource estimations, refer to the notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources — Exploration Properties tables included in Placer Dome’s Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2003.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.     Omitted Information

                  There is no omitted information.

Item 8.     Executive Officer

                  J. Donald Rose
                  Executive Vice-President, Secretary and General Counsel
                  Telephone: (604) 682-7082
                  Fax: (604) 661-3703

Item 9.     Date of Report

                  August 4, 2004

/s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary and Associate General Counsel

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant)
By:	/s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel and Assistant Secretary

Date: August 5, 2004